As filed with the Securities and Exchange Commission on December 23, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cnova N.V.

(Name of Subject Company)

Cnova N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Par Value €0.05 Per Share
(Title of Class of Securities)

N20947102
(CUSIP Number of Class of Securities)

Steven Geers

General Counsel

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copy to:

Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by Casino, Guichard-Perrachon (“Casino”) for all of the outstanding ordinary shares, par value €0.05 per share of Cnova N.V. (“Cnova”).

Pursuant to requirements of French law, on December 6, 2016, Casino published a draft note d’information (“French Offer Document”) in connection with its offer (the “French Offer”) to purchase any and all outstanding ordinary shares, nominal value €0.05 per share, of Cnova, from holders of Cnova ordinary shares not resident in the United States of America (“Non-U.S. Holders”) who are permitted to participate in the French Offer pursuant to local laws and regulations applicable to those Non-U.S. Holders. Also on December 6, 2016, Cnova published a draft note d’information en réponse (“French Response Document”), which includes the response of the Cnova board of directors to the French Offer Document. The French Offer is part of the offer to purchase any and all outstanding Cnova ordinary shares that was previously announced by Casino in connection with the reorganization of the Company’s Brazilian subsidiary within Via Varejo S.A., which was completed on October 31, 2016.

Casino will also be making an offer (the “U.S. Offer” and, together with the French Offer, the “Offers”) to purchase any and all outstanding Cnova ordinary shares held by persons resident in the United States.

On December 22, 2016, pursuant to articles L.621-8 of the French Monetary and Financial Code and 231-26 of its General Regulations, the French Autorité des marchés financiers (the “AMF”) approved and granted visa No. 16-601 on the French Response Document pursuant to the AMF’s decision of conformity issued on December 22, 2016, which approved the French Offer and cleared the French Offer to proceed. An English translation of the French Response Document is attached as Exhibit 99.1 to this Schedule 14D-9 and contains additional information about the French Offer. The press release filed by Cnova in connection with the French Response Document is attached as Exhibit 99.2 to this Schedule 14D-9.

Additionally, on December 23, 2016, Cnova published a “position statement” as referred to in Article 18 of the Dutch Takeover Decree (Besluit Openbare Biedingen), which addresses, amongst others, the background of the Offers, their merits and the considerations of the Cnova Transaction Committee for supporting the Offers recommending the Offers to its shareholders for acceptance. The position statement is available on the website of Cnova (www.cnova.com) and attached as Exhibit 99.3 to this Schedule 14D-9.

The Offers are expected to commence on December 27, 2016.

Casino will file with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO and other documents relating to the U.S. Offer upon commencement of the U.S. Offer, which will be available on the SEC’s website at www.sec.gov.

Exhibit 99.1	French Response Document, dated December 22, 2016.

Exhibit 99.2	Press release of Cnova N.V., dated December 23, 2016.

Exhibit 99.3	Cnova N.V. Position Statement, dated December 23, 2016

FORWARD-LOOKING STATEMENTS

The exhibits attached to this pre-commencement communication on Schedule 14D9 (this “Schedule 14D-9”) contain forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by Cnova’s controlling shareholder Casino for the outstanding ordinary shares of Cnova.  The forward-looking statements contained in this Schedule 14D-9 and the exhibits hereto are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the recently completed reorganization on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”); changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this Schedule 14D-9 and the exhibits hereto speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

THIS COMMUNICATION AND THE EXHIBITS ATTACHED HERETO ARE NEITHER AN OFFER TO PURCHASE NOR SOLICITATION OF AN OFFER TO SELL SECURITIES. INVESTORS ARE ADVISED TO READ CASINO’S TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The Offers for Cnova’s outstanding ordinary shares described in the exhibit to this filing have not commenced. When the Offers are commenced, Casino will file a tender offer statement on Schedule TO with the SEC, and Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the U.S. Offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova. The tender offer statement (including the offer to purchase, the related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com. In addition, the tender offer materials and other documents that Casino may file with the SEC will be made available to all shareholders of Cnova free of charge at www.groupe-casino.fr. All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.